UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                          Watts Industries, Inc.

                             (Name of issuer)

             Class A Common Stock, $0.10 par value per share

                       (Title of class of securities)

                               942749 10 2

                             (CUSIP number)

                            Frederic B. Horne

c/o Watts Industries, Inc., 815 Chestnut Street, North Andover, Massachusetts
                         01845 (508) 688-1811

(Name, address and telephone number of person authorized to receive notices and communications)

                            August 26, 1997


          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement   .   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 8 Pages)
________________________________

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D




CUSIP No.          942749 10 2                           Page 2 of 8 Pages






1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Frederic B. Horne



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) x
                                                  SEE ITEM #5          (b)



3
SEC USE ONLY



4
SOURCE OF FUNDS*

Not Applicable



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6
CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts



NUMBER OF

SHARES

BENEFICIALLY

OWNED BY
EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

2,065,723



8
SHARED VOTING POWER

1,258,440



9
SOLE DISPOSITIVE POWER

2,065,723



10
SHARED DISPOSITIVE POWER

1,258,440


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,324,163


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%


14
TYPE OF REPORTING PERSON *

IN



                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Frederic
B. Horne, Corporate Vice President and a Director of Watts Industries, Inc. (the Company ), hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the Original Statement ) with respect to the Class A Common Stock, par value $0.10 per share (the Common Stock ) of the Company. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Unless otherwise indicated by use of the term Class A Common Stock , all of the beneficial ownership of shares of Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share ( Class B Common Stock ), of the Company which is convertible into shares of Common Stock on a share-for-share basis. References herein to Mr. Horne shall be deemed to be references to Frederic B. Horne, the reporting person. The following items in the Original Statement are amended in their entirety to read as set forth below. All share numbers set forth in this Statement give effect to a 2-for-1 split of shares of Common Stock of the Company on March 15, 1994.


Item 3.  Source and Amount of Funds or Other Consideration.

     On August 26, 1997, as a result of withdrawals of shares of Common Stock from The Horne Family Voting Trust - 1991 (the 1991 Voting Trust ), for which Frederic B. Horne serves as a co-trustee, the number of shares of Common Stock which Mr. Horne was deemed to beneficially own decreased to 3,324,163 from the amount reported in the Original Statement.

     On October 31, 1991, Frederic B. Horne was deemed the beneficial owner of 10,914,706 shares of Common Stock as a result of his (i) direct ownership of Common Stock and Class A Common Stock and (ii) ownership of shares of Common Stock as a co-trustee of the 1991 Voting Trust. See Item 6. Of such shares of Common Stock, 2,055,166 shares were acquired by Mr. Horne before the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended, and beneficial ownership of such shares were previously reported on Schedule 13G by a group of which Mr. Horne was a member.

     On August 26, 1997, 8,897,066 shares of Common Stock were withdrawn from the 1991 Voting Trust. As a result of such withdrawals and previous withdrawals from the 1991 Voting Trust, as of August 26, 1997, Mr. Horne was deemed the beneficial owner of 1,235,840 shares of Common Stock under the 1991 Voting Trust.

Item 4.  Purpose of Transaction.

     The beneficial ownership of the 10,213,906 shares of Common Stock reported in the Original Statement resulted from the establishment of the 1991 Voting Trust, of which Frederic B. Horne is a co-trustee. See Item 6. Such voting trust was established to pool the voting interests of the members of the Horne family who are parties thereto. On August 26, 1997, 8,897,066 shares of Common Stock were withdrawn from the 1991 Voting Trust. As a result of such withdrawals and previous withdrawals from the 1991 Voting Trust, as of August 26, 1997, Mr. Horne was deemed the beneficial owner of 1,235,840 shares of Common Stock under the 1991 Voting Trust.

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company.
Except as set forth above, Mr. Horne has no present plans or proposals to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of Issuer.

     (a)  Amount Beneficially Owned:

          Frederic B. Horne is deemed the beneficial owner of 3,324,163 shares of Common Stock of the Company, of which 154,000 shares are shares of Class A Common Stock.

          Mr. Horne s beneficial ownership consists of (i) 2,019,323 shares beneficially owned by Mr. Horne, of which 154,000 are shares of Class A Common Stock, (ii) 1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne for which Mr. Horne serves as sole trustee, (iii) 22,600 shares beneficially owned by a revocable trust for the benefit of Kristina M. Horne for which Mr. Horne and George B. Horne serve as co-trustees,
          (iv) 11,000 shares beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act and (v) vested options to acquire within 60 days 35,400 shares of Class A Common Stock. The shares in clause (ii) are held in the 1991 Voting Trust for which Mr. Horne serves as co-trustee. Under the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Mr. Horne) vote all shares subject to the trust, except that Timothy P. Horne has the right to vote such shares in the event the trustees do not concur with respect to any proposed action other than the election or removal of directors. See Item 6.

          Percent of Class:

               Equity:   12.3%               Voting:  24.7%

               See Note 1 to this Item 5.

     (b)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:  2,065,723

          (ii) Shared power to vote or direct the vote:  1,258,440

          (iii) Sole power to dispose or direct the disposition of: 2,065,723

          (iv) Shared power to dispose or direct the disposition of: 1,258,440



     (c) (i) Mr. Horne sold 422 shares of Class A Common Stock in an open market transaction on July 24, 1997, at a price of $23.4375 per share.
          (ii) Mr. Horne converted 40,000 shares of his Class B
          Common Stock to an equal number of shares of Class A
          Common Stock on August 22, 1997.

     (d) George B. Horne shares with Frederic B. Horne the right to receive and direct the receipt of dividends from, or the proceeds from the sale of, 22,600 shares beneficially owned by a revocable trust for the benefit of Kristina M. Horne.

          Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale 1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne for which Frederic B. Horne serves as sole trustee.

          All shares of Class B Common Stock owned by Mr. Horne as trustee of a revocable trust for the benefit of Peter W. Horne are subject to the terms of the 1991 Voting Trust. Under the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Mr. Horne) vote all shares subject to the trust, except that Timothy P. Horne has the right to vote such shares in the event the trustees do not concur with respect to any proposed action other than the election or removal of directors.

          Under the terms of the 1991 Voting Trust, Timothy P. Horne, Frederic B. Horne and George B. Horne may designate up to two successor trustees, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the voting trust, the holders of a majority of the outstanding voting trust certificates shall designate the successor trustee(s).

          The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Common Stock in the voting trust who hold voting trust certificates at such time or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended by vote of the holders of the majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees.

     (e)  Not applicable

Note 1: The percentages above have been determined as of August 26, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. At that date, a total of 27,035,587 shares of Common Stock were outstanding, of which 11,159,127 were shares of Class B Common Stock entitled to ten votes per share and 15,876,406 were shares of Class A Common Stock entitled to one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


Amended and Restated Stock Restriction Agreement

     All shares of Class B Common Stock owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne; 80,200 shares of Common Stock owned individually by or in trust for the benefit of Tara V. Horne; 72,600 shares of Common Stock owned in trust for the benefit of Tiffany R. Horne; and 33,700 shares of Common Stock owned individually by or in trust for the benefit of Kristina M. Horne, and any voting trust certificates representing such shares, are subject to a stock restriction agreement (the
 Agreement ). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

     The purchase price per share is the 15-day average trading pricing of the Company s Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

     This summary is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit A to the Original Statement, and the First Amendment thereto, filed as Exhibit C hereto.

Horne Family Voting Trust Agreement - 1991

     The 1,235,840 shares of Common Stock beneficially owned by Frederic B. Horne as trustee of a revocable trust for the benefit of Peter W. Horne are subject to the terms of the 1991 Voting Trust. Under the terms of the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Frederic B. Horne) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

     Under the terms of the 1991 Voting Trust, Timothy P. Horne, Frederic B. Horne and George B. Horne may designate up to two successor trustees, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

     The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Common Stock in the 1991 Voting Trust who hold voting trust certificates at such time or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended by vote of the holders of the majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees.

     This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust, filed as Exhibit B to the Original Statement, as amended by the Amendment to The Horne Family Voting Trust 1991, filed as Exhibit D hereto.


Item 7.  Material to be Filed as Exhibits.

Exhibits

C Amendment Number 1 to Amended and Restated Stock Restriction Agreement dated as of August 26, 1997 by and among the stockholders of the Company party thereto.

D Amendment to The Horne Family Voting Trust 1991 dated as of August 26, 1997 by and among the Company and the stockholders party thereto.

                                *    *    *

  This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.





                                 SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Frederic B. Horne

Frederic B. Horne

Dated:  September 9, 1997




                               EXHIBIT INDEX

Exhibit

C Amendment Number 1 to Amended and Restated Stock Restriction Agreement dated as of August 26, 1997 by and among the stockholders of the Company party thereto.

D Amendment to The Horne Family Voting Trust 1991 dated as of August 26, 1997 by and among the Company and the stockholders party thereto.


                                   EXHIBIT C

                             AMENDMENT NO. 1 TO

                            AMENDED AND RESTATED
                         STOCK RESTRICTION AGREEMENT

    AMENDMENT NO. 1 TO STOCK RESTRICTION AGREEMENT made as of August 26, 1997 by and among the undersigned, each of whom is a stockholder or beneficiary of a trust stockholder (hereinafter individually referred to as a "Stockholder" and collectively as the "Stockholders") of Watts Industries, Inc. (hereinafter referred to as the "Company"), a corporation organized under the laws of the State of Delaware.
                                 WITNESSETH
    WHEREAS, the shares of Class B Common Stock, par value $.10 per share, of the Company (the "Class B Common Stock") owned or beneficially owned by the undersigned are subject to a Stock Restriction Agreement dated as of October 31, 1991 (the "Existing Agreement"); and
    WHEREAS, the parties hereto desire to amend certain provisions of the Existing Agreement.
    NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto hereby amend the Existing Agreement as follows:

    1. Restatement of Section 7. Section 7 of the Existing Agreement is hereby amended and restated in its entirety to read as follows:

     7.  Exceptions to Restrictions
    The restrictions set forth in this Agreement shall be inapplicable to:
         a. transfers of Stock between any Stockholder and his guardian or conservator;

         b. transfers of Stock upon any Stockholder's death to his executors or administrators or to the trustees under his will;

         c. transfers of Stock among or between persons (if not individuals, the beneficial interest(s) in which are owned by, and the trustees or directors and officers of which are, an individual or individuals) having a family relationship (i.e., a relationship by blood, marriage or adoption) with Timothy P. Horne, Frederic B. Horne or George B. Horne, including the estates of such persons, or among or between any of such persons or estates and the trustees under the Horne Family Voting Trust Agreement - 1991 or The George B. Horne Voting Trust Agreement - 1997, in each case as the same may be amended, or any successor trust or trusts formed by members of the Horne family; and

         d. transfers of Stock (by redemption or otherwise) to the Company upon the death of any person having a family relationship (as defined in paragraph c) with Timothy P. Horne, Frederic B. Horne or George B. Horne;

provided, however, that such Stock in the hands of each such transferee (except the Company in connection with a transfer contemplated by clause d of this
Section 7) shall remain subject to this Agreement. In the event Stock is or is to be transferred upon or as a result of death to any of the persons or entities described in clauses a, b, c or d of this Section 7, Section 3 shall not apply to such transfer, provided that such Stock shall remain subject to this Agreement in the hands of the relevant transferee.

2. Schedule A. Schedule A to the Existing Agreement is hereby deleted and replaced with Schedule A attached hereto, which replacement Schedule A reflects the Stockholders who are parties to the Existing Agreement and the Stock subject to the Existing Agreement as of the date of this Amendment.

    3.   Governing Law; Effect of Amendment
    This Amendment shall be construed under and governed by the laws of the State of Delaware. Except as amended hereby, the Existing Agreement shall remain in full force and effect in accordance with its terms. IN WITNESS WHEREOF, each of the undersigned has executed or caused this Agreement to be duly executed as of the date first set forth above, in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute a single instrument executed under seal.

                                  __________________________
                                  Timothy P. Horne


                                  __________________________
                                  Frederic B. Horne



                                  The Deborah Horne Trust - 1976


                                  By: _______________________
                                    Timothy P. Horne, as Trustee, and his
                                    successors in trust and not
                                    individually



                               The Daniel W. Horne Trust - 1980


                               By: _______________________
                                    Timothy P. Horne, as Trustee, and his
                                    successors in trust and not
                                    individually



                               The Peter W. Horne Trust - 1976


                               By: _______________________
                                    Frederic B. Horne, as Trustee, and
                                    his successors in trust and not
                                    individually



                               __________________________
                               Deborah Horne


                               __________________________
                               Daniel W. Horne


                               __________________________
                               Peter W. Horne

                               The George B. Horne Trust - 1982


                               By: ______________________
                                    George B. Horne, as Trustee, and  his
                                    successors in trust and not
                                    individually


                               By: ______________________
                                    Timothy P. Horne, as Trustee, and his
                                    successors in trust and not
                                    individually


                               __________________________
                               George B. Horne



                               __________________________
                               Tara V. Horne





__________________________________    __________________________________
Timothy P. Horne, as Trustee of the   George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Tara V. Horne                         Tara V. Horne




__________________________________    __________________________________
Timothy P. Horne, as Trustee of the   George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Tiffany R. Horne                      Tiffany R. Horne



___________________________________   _________________________________
Frederic B. Horne, as Trustee of the  George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Kristina M. Horne                     Kristina M. Horne




                                      _____________________________________
                                      Judith Rae Horne, as Trustee of the
                                      Tiffany Rae Horne Trust 1984


ACKNOWLEDGED:


__________________________             ________________________
Timothy P. Horne, as Trustee           Frederic B. Horne, as Trustee
under the Horne Family Voting               under the Horne Family Voting
Trust Agreement - 1991 dated                Trust Agreement - 1991 dated
October 31, 1991, as the same               October 31, 1991, as the same
may be amended, and his                     may be amended, and his
successors in trust                         successors in trust


__________________________
Timothy P. Horne, as Trustee
under the George B. Horne Voting
Trust Agreement - 1997 dated August __,
1997, as the same may be amended,
and his successors in trust.



                        SCHEDULE A TO AMENDMENT NO. 1
                         STOCK RESTRICTION AGREEMENT


  Name of Stockholder                    Shares of Class B Common Stock

Timothy P. Horne                               2,751,220**


Frederic B. Horne                              1,865,323


Timothy P. Horne and George B. Horne, as
Trustees of the George B. Horne Trust - 1982   2,104,600**
                                                  20,000


Timothy P. Horne as Trustee of The Daniel W.
Horne Trust - 1980                             1,335,840**


Timothy P. Horne as Trustee of The Deborah
Horne Trust - 1976                             1,335,840**


Frederic B. Horne as Trustee of The Peter W.
Horne Trust - 1976                             1,235,840*


Timothy P. Horne and George B. Horne as
Trustees of the Grandchildren s 1995 Irrevocable
Trust f/b/o Tara V. Horne                         30,200**


Timothy P. Horne and George B. Horne as
Trustees of the Grandchildren s 1995 Irrevocable
Trust f/b/o Tiffany R. Horne                      22,600**


Frederic B. Horne and George B. Horne as
Trustees of the Grandchildren s 1995 Irrevocable
Trust f/b/o Kristina M. Horne                     22,600


Tara V. Horne                                     50,000**


Judith Rae Horne as Trustee of the Tiffany Rae
Horne Trust -1984                                 50,000**


Frederic B. Horne as Custodian for Kristina
M. Horne under the Massachusetts Uniform
Gifts to Minors Act                               11,000


* Shares are subject to the Horne Family Voting Trust Agreement - 1991 dated as of October 31, 1991, as the same may be amended, the trustees of which voting trust may be deemed the record holder of such shares.

** Shares are subject to The George B. Horne Voting Trust - 1997 dated as of August 26, 1997, as the same may be amended, the trustees of which voting trust may be deemed the record holder of such shares.



                                  EXHIBIT D

                                 AMENDMENT
                                    TO
                 HORNE FAMILY VOTING TRUST AGREEMENT 1991

     AMENDMENT dated as of the 26th day of August, 1997 by and among Timothy P. Horne and Frederic B. Horne, as trustees (together, the Trustees ) under the Horne Family Voting Trust Agreement 1991 (the Voting Trust Agreement ), Timothy P. Horne, Frederic B. Horne, George B. Horne and Tara V. Horne, individually, Timothy P. Horne as trustee of the Daniel W. Horne Trust 1980, Timothy P. Horne as trustee of the Deborah Horne Trust 1976, Frederic B. Horne as trustee of the Peter W. Horne Trust 1976, Timothy P. Horne and George B. Horne, as Trustees of the Grandchildren s Trust f/b/o Tara V. Horne, Timothy
P. Horne and George B. Horne, as Trustees of the Grandchildren s Trust f/b/o Tiffany R. Horne, Frederic B. Horne and George B. Horne, as Trustees of the Grandchildren s Trust f/b/o Kristina M. Horne and Judith Rae Horne, as
Trustees of the Tiffany Rae Horne Trust 1984 (each, a Stockholder and collectively, the Stockholders ) and Watts Industries, Inc., a Delaware corporation (the Company ).

     WHEREAS, each of the holders of voting trust certificates under the Voting Trust Agreement, other than Frederic B. Horne as trustee of the Peter
W. Horne Trust 1976, desires to withdraw all of such holder s shares of Class B Common Stock, par value $.10 per share ( Class B Common Stock ), of the Company represented by such voting trust certificates from the Voting Trust Agreement.

     WHEREAS, the Trustees desire to consent and agree to the above-described withdrawals.

     WHEREAS, the Trustees and the Stockholders, representing the registered holders of a majority of the voting trust certificates outstanding, desire to amend the Voting Trust Agreement to provide that the Voting Trust Agreement may be terminated by a written amendment signed by all of the Trustees and by the registered holders of a majority of the voting trust certificates outstanding under the Voting Trust Agreement at the time of any such proposed termination.

     NOW, THEREFORE, the parties hereto do hereby agree as follows:

     1. The parties hereto do hereby consent to the withdrawal from the Voting Trust Agreement of all shares of Class B Common Stock represented by voting trust certificates outstanding as of the date hereof, other than those shares of Class B Common Stock represented by voting trust certificates held by Frederic B. Horne as trustee of the Peter W. Horne Trust 1976, and amend Schedule A to the Voting Trust Agreement by amending and restating Schedule A is its entirety to read as Schedule A attached hereto.

     2. Section 13 of the Voting Trust Agreement is hereby amended by deleting such Section 13 in its entirety and substituting therefor the following:

      13. Amendment; Termination. This Agreement may be amended by a written amendment signed by all of the Trustees and by registered holders of a majority of the voting trust certificates then outstanding; provided, however, that after each of TIMOTHY P. HORNE, FREDERIC B. HORNE and all individuals appointed as Trustees pursuant to the second paragraph of Section 11 shall cease to serve as Trustees hereunder, this Agreement may be amended by a written instrument signed by registered holders of a majority of the voting trust certificates then outstanding. For all purposes of this Agreement, references to percentages of voting trust certificates outstanding shall refer to the number of votes represented by the shares of stock of the Company represented by such voting trust certificates.

     This Agreement may be terminated only by a written instrument signed by all of the Trustees and registered holders of a majority of the voting trust certificates then outstanding; provided, however, that after each of TIMOTHY P. HORNE, FREDERIC B. HORNE and all individuals designated as Trustees pursuant to the second paragraph of Section 11 shall cease to serve as Trustees hereunder, this Agreement may be terminated as provided above but without the consent of the Trustees.

     If not previously terminated in accordance with the terms hereof, this Agreement shall terminate ten (10) years from the date of this Agreement; provided, however, that at any time within two (2) years prior to such date (or any subsequent date of termination fixed in accordance with the provisions hereof and applicable law), one or more of the persons designated in the following provisions of this Section 13 may, by written agreement, extend the duration of this Agreement for an additional term not exceeding 10 years from the expiration date as originally fixed or as last extended. The foregoing right of extension shall be exercisable by (i) any individual Stockholder living who holds one or more voting trust certificates and not subject to any incapacity at the time of the proposed extension, and if so exercised shall be binding upon any and all holders of voting trust certificates in respect of shares originally or subsequently deposited hereunder by such individual Stockholder, (ii) the trustee of any trust Stockholder that holds voting trust certificates who is living and not subject to any incapacity at the time of the proposed extension, and regardless of whether such trust is then still in existence, and if so exercised shall be binding upon any and all holders of voting trust certificates in respect of shares originally or subsequently deposited hereunder by such trust Stockholder and any and all beneficiaries thereof or successors in interest thereto, and (iii) the holder of any voting trust certificate representing shares not covered by either of the preceding clauses (i) or (ii), and if so exercised shall be effective with respect to all shares represented by such voting trust certificate, it being understood that the provisions of clauses (i) or (ii) of this paragraph (and not this clause (iii)) shall govern any extension with respect to shares referred to therein if and to the extent a Stockholder referred to therein is able to consent to such extension. Any such action to extend this Agreement shall be binding upon the Trustees, any Stockholder or other person consenting to such extension as provided above and all successors in interest of any such Stockholder or other person (including without limitation any holder of voting trust certificates representing shares deposited by any Stockholder consenting (or on whose behalf consent is given) to such extension in the manner provided above). Extensions in accordance with this Section 13 (i) shall not be deemed to constitute the commencement of a new voting trust for purposes of the DGCL,
(ii) shall be filed with the registered office of the Company in Delaware, as provided by law and (iii) shall not involve or require any transfer of shares as contemplated by the last paragraph of Section 5.

     3. The effective date of this Amendment shall be the date first set forth above.

     4. As amended by this Amendment, the Voting Trust Agreement is in all respects ratified and confirmed, and as so amended by this Amendment the Voting Trust Agreement shall be read, taken and construed as one and the same instrument.

     5. This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

     6. This First Amendment shall be governed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.


               [Remainder of page intentionally left blank.]

The parties hereto have executed this Amendment to the Voting Trust
Agreement in one or more counterparts under seal as of the 26th day of August, 1997.


                                    WATTS INDUSTRIES, INC.


                                    By:  _________________________
                                         Timothy P. Horne, Chairman

                                    _________________________________
                                    Timothy P. Horne, as Trustee and a
                                    Stockholder


                                    _________________________________
                                    Frederic B. Horne, as Trustee and
                                    a Stockholder


                                    _________________________________
                                    George B. Horne


                                    _________________________________
                                    Tara V. Horne


                                    _________________________________
                                    Frederic B. Horne, as Trustee of
                                    the Peter W. Horne Trust 1976


                                    _________________________________
                                    Timothy P. Horne, as Trustee of
                                    the Deborah Horne Trust 1976


                                    _________________________________
                                    Timothy P. Horne, as Trustee of
                                    the Daniel W. Horne Trust 1980





___________________________________   _________________________________
Timothy P. Horne, as Trustee of the   George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Tara V. Horne                         Tara V. Horne




___________________________________   __________________________________
Timothy P. Horne, as Trustee of the   George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Tiffany R. Horne                      Tiffany R. Horne




___________________________________   __________________________________
Frederic B. Horne, as Trustee of the  George B. Horne, as Trustee of the
Grandchildren s Trust f/b/o           Grandchildren s Trust f/b/o
Kristina M. Horne                     Kristina M. Horne




                                    __________________________________
                                    Judith Rae Horne, as Trustee of
                                    the Tiffany Rae Horne Trust 1984




                                SCHEDULE A

                                          Number of Shares
          Name                          of Class B Common Stock

 Frederic B. Horne as trustee of the
  Peter W. Horne Trust 1976                 1,235,840